Exhibit 99.1

Press Release

VTTI ENERGY PARTNERS LP REPORTS PRELIMINARY FINANCIAL RESULTS

FOR THE SECOND QUARTER ENDED JUNE 30, 2016

LONDON, August 8, 2016 – VTTI Energy Partners LP (“VTTI” or the “Partnership”) (NYSE: VTTI) today reported its financial results for the second quarter ended June 30, 2016.

Highlights

•	Generated operating income and net income of $30.1 million and $17.2 million, respectively, for the second quarter of 2016, compared to operating income and net income of $28.5 million and $20.3 million, respectively, for the second quarter of 2015.

•	Declared a cash distribution to unitholders of $0.3204 per unit with respect to the second quarter of 2016, representing a quarter-on-quarter increase of 3.1% and equivalent to $1.282 per unit on an annualized basis. The implied distribution coverage ratio was 0.95x.

Financial and Operating Results Overview

The underlying financial performance of VTTI for the second quarter ended June 30, 2016 was consistent with the performance of the Partnership during the comparative period in 2015.

Mr. Rob Nijst, Chief Executive Officer of VTTI, stated: “VTTI achieved another strong financial and operating performance in line with expectation for the second quarter of 2016 with close to full utilization across the portfolio.”

Total operating income for the second quarter ended June 30, 2016, was $30.1 million while net income was $17.2 million compared to total operating income of $28.5 million and net income of $20.3 million for the second quarter of 2015. Adjusted EBITDA(1) for the second quarter ended June 30, 2016 was $47.4 million, compared to the second quarter of 2015 of $47.9 million. The Partnership generated $12.6 million of distributable cash flow(1) for the second quarter ended June 30, 2016, compared to distributable cash flow of $14.3 million for the second quarter of 2015.

(1)	Adjusted EBITDA and distributable cash flow are non-GAAP financial measures. See Appendix A for a reconciliation to the most directly comparable U.S. GAAP financial measure.

Cash Distribution

On July 25 2016, the Board declared a quarterly cash distribution of $0.3204 per unit with respect to the second quarter of 2016, equivalent to $1.282 per unit on an annualized basis and representing a 3.1% increase on the quarterly cash distribution of the fourth quarter 2015. The implied distribution coverage ratio was 0.95x. The cash distribution will be paid on August 12, 2016, to unitholders of record as of the close of business on August 8, 2016.

Financing and Liquidity

As of June 30, 2016, the Partnership had cash and cash equivalents of $14.5 million and total unaffiliated debt outstanding of $546.7 million (excluding restricted cash and debt held by affiliates). As of June 30, 2016, there was an undrawn amount of approximately $228 million available under our €300 million revolving credit facility.

We believe that our current resources, including cash generated by the operations of the Partnership, are sufficient to meet the working capital requirements of our ongoing business.

Outlook

Mr. Rob Nijst, Chief Executive Officer of VTTI commented: “The international storage market remains supportive of international storage demand with growth expected in global product consumption and inter-regional flows in the long-term. VTTI B.V. continues to look for additional expansion opportunities, both from internal organic opportunities and external strategic greenfield or brownfield acquisitions.”

About VTTI Energy Partners LP

VTTI Energy Partners LP is a fee-based, growth-oriented limited partnership, formed to own, operate, develop and acquire refined petroleum product and crude oil terminaling and related energy infrastructure assets on global scale. The Partnership’s assets include interests in a broad-based portfolio of six terminals that are strategically located in energy hubs throughout the world with a combined total storage capacity of 35.7 million barrels.

Forward Looking Statements

This press release contains “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. You are cautioned not to rely on these forward-looking statements, which speak only as the date of this press release. All statements, other than statements of historical facts, that address activities, events or developments that the Partnership expects, projects, believes or anticipates will or may occur in the future, including, without limitation, future operating or financial results and future revenues and expenses, future, pending or recent acquisitions, general market conditions and industry trends, the financial condition and liquidity, cash available for distribution and future capital expenditures are forward-looking statements. These statements often include the words “could,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project” and similar expressions and are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These statements are based on current expectations of future events, are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond the Partnership’s control and are difficult to predict. If underlying assumptions prove inaccurate or unknown risks or uncertainties materialize, actual results could vary materially from our expectations and projections. In addition to other factors described herein that could cause VTTI’s actual results to differ materially from those implied in these forward-looking statements, negative capital market conditions, including a persistence or increase of the current yield on common units, which is higher than historical yields, could adversely affect VTTI’s ability to meet its distribution growth guidance. Risks and uncertainties include, but are not limited to, such matters as: future operating or financial results and future revenues and expenses; our future financial condition and liquidity; significant interruptions in the operations of our customers; future supply of, and demand for, refined petroleum products and crude oil; our ability to renew or extend terminaling services agreements; the credit risk of our customers; our ability to retain our key customers; including Vitol; operational hazards and unforeseen interruptions, including interruptions from terrorist attacks, hurricanes, floods or severe storms; volatility in energy prices; competition from other terminals; changes in trade patterns and the global flow of oil; future or pending acquisitions of terminals or other assets; business strategy, areas of possible expansion and expected capital spending or operating expenses; the ability of our customers to obtain access to shipping, barge facilities, third party pipelines or other transportation facilities; maintenance or remediation capital expenditures on our terminals; environmental and regulatory conditions, including changes in such laws relating to climate change or greenhouse gases; health and safety regulatory conditions, including changes in such laws; costs and liabilities in responding to contamination at our facilities; our ability to obtain financing; restrictions in our credit facilities and debt agreements, including expected compliance and effect of restrictive covenants in such facilities and debt agreements; fluctuations in currencies and interest rates; the adoption of derivatives legislation by Congress; our ability to retain key officers and personnel; the expected cost of, and our ability to comply with, governmental regulations and self-regulatory organization standards, as well as standard regulations imposed by our customers applicable to our business; risks associated with our international operations; compliance with the U.S. Foreign Corrupt Practices Act or the U.K. Bribery Act; risks associated with our potential business activities involving countries, entities, and individuals subject to restrictions imposed by U.S. or other governments; and tax liabilities associated with indirect taxes on the products we service. A further list and description of these risks, uncertainties and other factors can be found in our Annual Report filed on Form 20-F which was filed with the United States Securities and Exchange Commission on April 29, 2016 and is available via the SEC’s website at www.sec.gov. VTTI undertakes no obligation and does not intend to update these forward-looking statements to reflect events or circumstances occurring after this press release.

Contacts

VTTI Energy Partners LP

Robert Abbott, Chief Financial Officer

+44 20 3772 0110

Hill + Knowlton Strategies New York,

Peter Poulos

+1 212 885 0588

Hill + Knowlton Strategies Amsterdam,

Tanno Massar

+31 20 4044707

SOURCE: VTTI Energy Partners LP

VTTI ENERGY PARTNERS LP

UNAUDITED CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS

as of June 30, 2016 and December 31, 2015

(in US$ millions)

	June 30, 2016	December 31, 2015
ASSETS
Current assets:
Cash and cash equivalents	14.5	55.9
Restricted cash	0.5	3.0
Trade accounts receivable	5.2	4.7
Affiliates	21.6	16.4
Other receivables and current assets	16.7	12.7
Prepaid expenses	3.0	1.2
Derivative assets	8.7	11.0

Total current assets	70.2	104.9

Non-current assets:
Long-term receivables	1.0	1.0
Long-term prepaid expenses	21.1	21.7
Deferred tax assets	25.6	28.3
Property, plant and equipment	1,226.3	1,227.2
Intangible assets, net	35.7	35.2
Goodwill	111.8	110.2
Derivative assets	17.9	22.9

Total non-current assets	1,439.4	1,446.5

Total assets	1,509.6	1,551.4

LIABILITIES AND EQUITY
Current liabilities:
Trade accounts payable	12.1	19.7
Affiliates	9.5	10.2
Current installments of long-term debt, affiliates	7.4	8.9
Derivative liabilities	4.9	5.1
Other liabilities and accrued expenses	20.8	33.3

Total current liabilities	54.7	77.2

Non-current liabilities:
Long-term debt	546.7	541.6
Derivative liabilities	7.1	5.8
Long-term debt, affiliates	137.7	141.3
Post-retirement benefit and post-employment obligation	10.0	9.6
Environmental provisions	19.7	19.8
Deferred tax liabilities	74.6	65.8
Other long-term liabilities	16.3	16.2

Total non-current liabilities	812.1	800.1

Total liabilities	866.8	877.3

Equity:
Total equity	642.8	674.1

Total liabilities and equity	1,509.6	1,551.4

VTTI ENERGY PARTNERS LP

UNAUDITED CONDENSED INTERIM CONSOLIDATED

STATEMENT OF OPERATIONS

Three months ended June 30, 2016

(in US$ millions)

	Three Months Ended June 30,	Three Months Ended June 30,
	2016	2015
Revenues, third parties	24.0	15.0
Revenues, affiliates	52.4	55.9

Total revenues	76.4	70.9

Operating costs and expenses:
Operating costs	21.1	18.9
Depreciation and amortization	18.0	16.7
Selling, general and administrative	7.1	6.7
Disposal of property, plant and equipment	0.1	0.1

Total operating expenses	46.3	42.4

Total operating income	30.1	28.5

Other income/(expense):
Interest expense, including affiliates	(6.4)	(2.2)
Other finance expense	(0.3)	(0.5)
Gain/(loss) on foreign currency transactions	(6.8)	4.1
Gain/(loss) on derivative financial instruments	5.0	(7.2)

Total other income/(expense), net	(8.5)	(5.8)

Income before income tax expense	21.6	22.7
Income tax expense	(4.4)	(2.4)

Net income	17.2	20.3

Non-controlling interest	(11.6)	(14.1)

Net income attributable to VTTI Energy Partners LP Owners	5.6	6.2

APPENDIX A—RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

Adjusted EBITDA and EBITDA

We define EBITDA and Adjusted EBITDA as net income before interest expense, income tax expense, depreciation and amortization expense, other finance expense, gain (loss) on foreign currency transactions and gain (loss) on derivative financial instruments (EBITDA); as further adjusted to reflect realized cash gains on forward foreign exchange contracts, certain other non-cash, non-recurring items, and to exclude the revenues from the Phase 2 assets of our Malaysian terminal in excess of the costs incurred to operate Phase 2 which are attributable to VTTI B.V. (Adjusted EBITDA).

EBITDA and Adjusted EBITDA are non-GAAP financial measures that management and external users of our financial statements, such as industry analysts, investors, lenders and rating agencies, may use to assess our operating performance as compared to other publicly traded partnerships in the midstream energy industry, without regard to historical cost basis or financing methods, and the viability of acquisitions and other capital expenditure projects and the returns on investment in various opportunities.

We believe that the presentation of EBITDA and Adjusted EBITDA provides useful information to management in assessing our financial condition and results of operations. The U.S. GAAP measure most directly comparable to EBITDA and Adjusted EBITDA is net income. Our non-GAAP financial measures of EBITDA and Adjusted EBITDA should not be considered as alternatives to U.S. GAAP net income. EBITDA and Adjusted EBITDA have important limitations as analytical tools because these exclude some but not all items that affect net income. You should not consider EBITDA or Adjusted EBITDA in isolation or as a substitute for analysis of our results as reported under U.S. GAAP. Because EBITDA and Adjusted EBITDA may be defined differently by other companies in our industry, our definitions of EBITDA and Adjusted EBITDA may not be comparable to similarly titled measures of other companies, thereby diminishing its utility.

The following table reconciles net income to EBITDA and Adjusted EBITDA for the second quarters ended June 30, 2016 and 2015. Please note that we have revised our historical methods of calculating non-GAAP financial measures to reflect recent guidance on the calculation of such measures.

(in US$ millions)	Three Months Ended June 30, 2016	Three Months Ended June 30, 2015
Net income	17.2	20.3
Interest expense, including affiliates	6.4	2.2
Income tax expense	4.4	2.4
Depreciation and amortization	18.0	16.7
Other finance expense	0.3	0.5
Gain/(loss) on foreign currency transactions	6.8	(4.1)
Gain/(loss) on derivative financial instruments	(5.0)	7.2

EBITDA	48.1	45.2

Realized cash gains on forward foreign exchange contracts	2.2	2.7
Non-cash PP&E disposals and write-offs	0.1	—
Non-cash stock based compensation	0.1	—
EBITDA attributable to Affiliate	(3.1)	—

Adjusted EBITDA	47.4	47.9

Distributable Cash Flow (“DCF”)

In determining the amount of cash to distribute to our unitholders, the Board of Directors of our general partner evaluates the amount of distributable cash flow. As used by the Board of Directors, distributable cash flow represents Adjusted EBITDA after considering certain period cash payments including maintenance capital expenditures, certain period cash receipts and other reserves established by the Partnership.

Maintenance capital expenditures represent capital expenditures required to maintain over the long-term the operating capacity of, or the revenue generated by, our capital assets. Cash interest expense includes interest expense attributable to our Senior Unsecured Notes, VTTI Operating Revolving Credit Facility, Related Party MLP Loan Agreement (as defined in our Annual Report filed on Form 20-F on April 29, 2016), periodic cash settlement amounts for interest rate swap derivative financial instruments and other cash finance expenses.

Distributable cash flow is a quantitative standard used by investors in publicly-traded partnerships to assist in evaluating a partnership’s ability to make quarterly cash distributions. Distributable cash flow is a non-GAAP financial measure and should not be considered as an alternative to net income or any other indicator of the Partnership’s performance calculated in accordance with U.S. GAAP.

The table below reconciles Adjusted EBITDA to distributable cash flow for the second quarters ended June 30, 2016 and 2015.

(in US$ millions)	Three Months Ended June 30, 2016	Three Months Ended June 30, 2015
Adjusted EBITDA	47.4	47.9
Cash interest expense	(7.3)	(3.7)
Cash income tax expense	—	—
Maintenance capital expenditures	(5.5)	(5.6)
Cash environmental remediation payments	(0.5)	(0.7)
Non-cash lease expense	1.0	0.9
Change in deferred income	(0.5)	(0.4)
Harbor fees cash receipt	—	5.5
Non-cash revenue adjustments	(0.4)	—
Cash flow attributable to non-controlling interest	(21.6)	(29.6)

Distributable cash flow	12.6	14.3

Total distribution	13.2	11.6
Coverage ratio	0.95x	1.23x